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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

       For the month of June 2003

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F ____
                                     -

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


       Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____   No X
                                                -

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     Conference call regarding the integration of credit card businesses of
                                  Kookmin Bank

Kookmin Bank invites you to attend our Conference call regarding the integration of credit card businesses of Kookmin Bank as follows:

The conference call will be webcasted live throughout the world on our IR website at www.kbstar.com. Investors are encouraged to participate by telephone during the Q&A session following the presentation.

       .  Date: June 5, 2003 (Thursday)

       .  Time: 10:00(Seoul)/09:00(Hong Kong, Singapore)/02:00 (London)/21:00
                (New York- June 4, 2003)

       .  Procedures: Presentation and Q&A session

       .  Q&A via telephone

             -   From overseas:         82-31-500-0501 or 82-2-6677-2256
             -   From Korea:            1566-2255 or 02-6677-2255
             -   Pass code:             9617
             -   Q&A code:              14

       .  Recording service for the telephone conference

          Listening order

           1. Dialing

                 -   From overseas:     82-31-500-0401
                 -   From Korea:        031-500-0401

           2. Press listening code:     2850#

          Press Button Instruction

             -   1 min. F.F:            1
             -   5 min. F.F:            7
             -   1 min. REW:            3
             -   5 min. REW:            9
             -   Pause:                 5
             -   To cancel pause:       5

       .  The web casting will be in English at www.kbstar.com.

          The presentation material will be available at the time of conference at our website.

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Kookmin Bank
                                        ---------------------------------
                                        (Registrant)

     Date: June 3, 2003                 By: /s/ Jong-Kyoo Yoon
                                        ---------------------------------
                                        (Signature)

                                        Name:  Jong-Kyoo Yoon
                                        Title: Executive Vice President and
                                               Chief Financial Officer

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